Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is a letter sent to certain employees of RELX PLC and RELX NV on February 15, 2018.

Dear Colleague,

Simplification of RELX Group

Effect on your RELX Group multi-year incentive awards

IMPORTANT INFORMATION – PLEASE READ – NO ACTION REQUIRED

You will have seen today’s announcement about the proposed further simplification of the RELX Group corporate structure. If approved by shareholders, this will result in RELX PLC becoming the sole parent company of RELX Group and shareholders in RELX NV receiving one new RELX PLC share in exchange for each RELX NV share held.

As a holder of outstanding awards and/or options under the RELX Group multi-year incentive plans, we are writing to let you know that:

•	Any outstanding awards and/or options you have over shares in RELX PLC (including awards over RELX PLC ADRs) will be unaffected by this simplification.

•	Any outstanding awards and/or options you have over shares in RELX NV will be automatically exchanged for awards/options over the same number of new shares in RELX PLC following completion of the simplification. We expect these new RELX PLC shares will be listed on Euronext Amsterdam and priced in euros. Options over NV shares will therefore be exchanged for options over PLC shares listed on Euronext Amsterdam, priced in euros with the same euro denominated exercise price which was set when the NV options were originally granted.

•	Awards over RELX NV ADRs will automatically be exchanged for awards over the same number of RELX PLC ADRs.

A more detailed communication will be sent to you closer to completion. In the meantime, if you have any questions, please email Group Compensation in London at group.compensation@relx.com.

Yours faithfully,

Group Compensation

Note: Information in this communication also applies to holders of phantom/cash-settled awards and options.

Because the simplification will involve the offer of securities in the US, we are required by US securities law to include the following note on all communications relating to the simplification:

CAUTIONARY NOTE

This email does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this email. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.